

July 14, 2023

Barry Sloane
Chief Executive Officer
NewtekOne, Inc.
4800 T Rex Avenue, Suite 120
Boca Raton, FL 33431

      Re: NewtekOne, Inc.
           Supplemental Correspondence
           Submitted July 6, 2023
           File No. 333-269452

Dear Barry Sloane:

We have reviewed your supplemental correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence submitted on July 6, 2023

General

1.   Your response does not provide the staff with sufficient support for your conclusion that you did not meet the definition of an investment company under the Investment Company Act (the "Act") subsequent to your withdrawal of the election to be regulated as a business development company (a "BDC"). Please update your risk disclosure to indicate that the staff may disagree with your conclusions that (i) loans held by you and your subsidiaries are not securities as defined in the Act and that (ii) you did not meet the definition of an investment company under section 3 of the Act subsequent to your withdrawal of the election to be regulated as a BDC.

    Alternatively, please supplementally provide additional detail regarding what the receivables between NSBF, you, and your affiliates relate to. In addition, please provide your detailed legal analysis regarding why such obligations of related parties to pay NSBF should not be viewed as a note or evidence of indebtedness as referenced in section 2(a)(36) of the Act, including why your description of these as "ordinary course intercompany transactions" affects your analysis under the Act. Please cite to relevant legal authority under the Act. In this regard, we note that the "PWC Viewpoint" you have cited describes the terminology that can be used for these intercompany payables and receivables; please describe its relevance to your conclusion that amounts due from related parties are not securities as defined in the Act.

Finally, to the extent that disclosure is updated to indicate that you may be able to rely on Rule 3a-2, please supplementally respond to comment 5 from our letter dated June 2, 2023, including by providing complete analysis regarding when the one-year period commenced pursuant to Rule 3a-2(b). In this regard, we note that Rule 3a-2(b) could operate to foreclose the possibility of your reliance on the rule subsequent to your withdrawal of the election to be regulated as a BDC, to the extent that, for example, NSBF owned—on a date more than one year prior to the withdrawal of such election—investment securities having a value exceeding 40% of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

 You may contact William Schroeder at (202) 551-3294 or Ben Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at (202) 551-3465 or Tonya K. Aldave at (202) 551- 3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jared Fishman, Esq.